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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Pure Earth, Inc.
(Name of Issuer)
Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)
74623L 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	74623L 10 5

1	NAMES OF REPORTING PERSONS Mark Alsentzer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,852,750 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,342,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,852,750 (1)

WITH:	8	SHARED DISPOSITIVE POWER

1,342,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,194,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.8%(1) (2)

12	TYPE OF REPORTING PERSON

IN

(1)	Subject to the responses contained in Item 4 herein.

(2)
The percentage of Common Stock reported herein as being beneficially owned by Mr. Alsentzer is based on 17,626,799 shares of Common Stock outstanding as of December 31, 2008, which information has been provided to Mr. Alsentzer by Pure Earth, Inc.

CUSIP NO.	74623L 10 5

1	NAMES OF REPORTING PERSONS Marrin, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		0 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1)

WITH:	8	SHARED DISPOSITIVE POWER

1,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% (1) (2)

12	TYPE OF REPORTING PERSON

PN

(1)	Subject to the responses contained in Item 4 herein.

(2)
The percentage of Common Stock reported herein as being beneficially owned by Marrin, L.P. is based on 17,626,799 shares of Common Stock outstanding as of December 31, 2008, which information has been provided to Marrin, L.P. by Pure Earth, Inc.

Item 1(a). Name of Issuer:
Pure Earth, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
One Neshaminy Interplex, Suite 201
Trevose, PA 19053
Item 2(a). Name of Person Filing:
Mark Alsentzer
Marrin, L.P.
(each, a “Reporting Person”, and collectively, the “Reporting Persons”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
Mr. Alsentzer:
c/o Pure Earth, Inc.
One Neshaminy Interplex, Suite 201
Trevose, PA 19053
Marrin, L.P.:
1330 Sabal Palm Drive
Boca Raton, FL 33432
Item 2(c). Citizenship:
The responses provided in Row 4 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 2(c).
Item 2(d). Title of Class of Securities:
Common stock, par value $0.001 per share (“Common Stock”)
Item 2(e). CUSIP Number:
74623L 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4. Ownership.
(a) Amount beneficially owned: As of December 31, 2008, and subject to the information included in this Item 4, (i) Mr. Alsentzer beneficially owned in the aggregate 4,194,750 shares of Common Stock, including (A) 2,852,750 shares of Common Stock owned directly by Mr. Alsentzer; (B) 1,000,000 shares of Common Stock owned by Marrin, L.P.; (C) 42,000 shares of Common Stock owned by AAA LP; and (D) 300,000 shares of Common Stock owned by certain of Mr. Alsentzer’s immediate family members, over which shares Mr. Alsentzer may be deemed to have beneficial ownership (and as to which Mr. Alsentzer disclaims beneficial ownership); and (ii) Marrin, L.P. beneficially owned 1,000,000 shares of Common Stock.
The filing of this Schedule 13G shall not be construed as an admission that (a) either of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by each of the Reporting Persons.
(b) Percent of class:
The responses provided in Row 11 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 4(b).1 Mr. Alsentzer’s percentage of Common Stock beneficially owned includes 300,000 shares of Common Stock as to which Mr. Alsentzer disclaims beneficial ownership, as set forth in Item 4(a) above.
(c) (i) Number of shares as to which Mr. Alsentzer has:
(A)	sole power to vote or to direct the vote: 2,852,750 shares of Common Stock

(B)
shared power to vote or to direct the vote: 1,342,000 shares of Common Stock, including (I) 1,000,000 shares of Common Stock owned by Marrin, L.P.; (II) 42,000 shares of Common Stock owned by AAA LP; and (III) 300,000 shares of Common Stock owned by certain of Mr. Alsentzer’s immediate family members, over which shares Mr. Alsentzer may be deemed to have beneficial ownership (and as to which Mr. Alsentzer disclaims beneficial ownership)

(C)	sole power to dispose or to direct the disposition of: 2,852,750 shares of Common Stock

(D)
shared power to dispose or to direct the disposition of: 1,342,000 shares of Common Stock, including (I) 1,000,000 shares of Common Stock owned by Marrin, L.P.; (II) 42,000 shares of Common Stock owned by AAA LP; and (III) 300,000 shares of Common Stock owned by certain of Mr. Alsentzer’s immediate family members, of which shares Mr. Alsentzer may be deemed to have beneficial ownership (and as to which Mr. Alsentzer disclaims beneficial ownership)

[1]	The percentage of Common Stock beneficially owned by each of the Reporting Persons is based on information provided by the Issuer as of December 31, 2008.

(ii)	Number of shares as to which Marrin, L.P. has:

(A)	sole power to vote or to direct the vote: 0 shares of Common Stock

(B)	shared power to vote or to direct the vote: 1,000,000 shares of Common Stock, which shares are also beneficially owned by Mr. Alsentzer

(C)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(D)	shared power to dispose or to direct the disposition of: 1,000,000 shares of Common Stock, which shares are also beneficially owned by Mr. Alsentzer
Each Reporting Person’s power to dispose or direct the disposition of shares of Common Stock described in Item 4(c) above is subject to various limitations contained in (i) the Certificate of Designations, Preferences and Rights of the Issuer’s Series B Preferred Stock, and (ii) that certain Securityholders Agreement dated March 4, 2008 to which Mr. Alsentzer is a party.
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Marrin, L.P. is the record owner of 1,000,000 shares of Common Stock that are also beneficially owned by Mr. Alsentzer. Thus, each of the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certifications
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	/s/ Mark Alsentzer
Mark Alsentzer

Date: February 17, 2009	MARRIN, L.P.
	By:	/s/ Mark Alsentzer
Mark Alsentzer
General Partner

AGREEMENT
Pursuant to Securities Exchange Act
Rule 13d-1(k)(1)(iii)
The undersigned hereby agree that the Schedule 13G to which this Agreement relates, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.
DULY EXECUTED this 17th day of February, 2009.

/s/ Mark Alsentzer
Mark Alsentzer

MARRIN, L.P.
By:	/s/ Mark Alsentzer
Mark Alsentzer
General Partner